UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes    ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

Page
99.1	Press release dated June 13, 2007	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: June 13, 2007		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated June 13, 2007

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:
Integrated Corporate Relations
Allison Malkin
(203) 682-8225

BIRKS & MAYORS REPORTS FULL YEAR AND FOURTH QUARTER FISCAL 2007

RESULTS

Company Introduces Fiscal 2008 Guidance

Montreal, Quebec. June 13, 2007 /BUSINESS WIRE/ — Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 67 luxury jewelry stores across Canada, Florida and Georgia, reported results for the fourth quarter and fiscal year ended March 31, 2007 (“Fiscal 2007”). The Company noted that Fiscal 2007 represented a 53-week period (one additional week was included in the first quarter) and compares to the 52-week period ended March 25, 2006, (“Fiscal 2006”).

Fiscal 2007 Highlights:

•	Net sales increased 6.9% to $294.3 million from $275.4 million in the prior year period;

•	Comparable store sales increased 4%, following an 11% gain in the prior year period;

•	Gross margin expanded by 130 basis points to 48.3% of net sales;

•	Operating income increased 38.8% to $20.4 million, or 6.9% of net sales, as compared to $14.7 million, or 5.3% of net sales in the prior year period; and

•	Net income increased 129.7% to $13.1 million, or $1.11 per diluted share, as compared to $5.7 million, or $0.57 per diluted share, in the prior year period.

“Fiscal 2007 represented a strong year of growth for our Company,” began Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors. “We achieved sales and net income results which surpassed expectations,” Mr. Andruskevich continued. We believe that our better-than-expected top and bottom line results demonstrate that our strategies to provide our clients with unique assortments and deliver superior and personalized customer service while increasing the percentage of our internally produced products are working and leading to increased profitability and earnings per share.”

“As we look ahead, we believe we are well positioned for future growth,” Mr. Andruskevich continued. “In addition to intensifying our efforts to develop the Birks brand through a variety of marketing programs, including increased advertising investments and strengthening the in-store visual presentation of the Birks brand, we have also identified initiatives to execute our strategy of emphasizing exclusivity with third party brands such as H. Stern and Van Cleef & Arpels. Finally, our store expansion plans remain on track and include the opening of two new stores during Fiscal 2008. We believe these initiatives, combined with significant opportunities to grow both internally and through acquisitions, allow the company to be poised to continue its positive sales and earnings momentum.”

Fourth Quarter Highlights:

•	Comparable store sales increased 3% following an 8% increase in the prior year period;

•	Gross margin expanded by 150 basis points to 45.9% of net sales;

•	Operating loss improved 34.9% to $2.4 million as compared to a $3.6 million operating loss in the prior year period; and

•	Net loss improved 66.9% to $1.9 million, or $0.17 per share, as compared to a $5.8 million net loss, or $0.52 per diluted share, in the prior year period.

“Our fourth quarter marked continued progress toward advancing our merchandising and marketing strategies, which produced comparable store sales growth at increased gross margin rates and led to a significant reduction in our net loss versus the fourth quarter last year. During the quarter, we were pleased to announce two new partnerships that should further enhance the awareness of our brand as an internationally recognized luxury brand. Birks was named the official supplier of jewelry for the 2010 Olympic and Paralympic Winter Games in Vancouver and we formed a partnership with renowned international jeweler H. Stern to launch the designer’s collection in four Mayors stores in Florida and to offer the collection exclusively in Canada through six Birks stores,” Mr. Andruskevich concluded.

Fiscal 2007 Results

Net sales for the 53-week period increased 6.9%, or $18.9 million to $294.3 million as compared to $275.4 million for the 52-week period ended March 25, 2006. The 53rd week of Fiscal 2007 (included in the Company’s first quarter) increased sales by $4.3 million. Comparable store sales increased 4%, following an 11% gain in Fiscal 2006, driven primarily by a higher average unit retail. Comparable store sales in the Company’s Canadian markets increased 7%, while comparable store sales in the Company’s U.S. markets grew 2%. Also, contributing to the increase in Fiscal 2007 net sales was approximately $5.3 million of foreign currency translation of the Canadian operations into U.S. dollars.

Net income was $13.1 million or $1.11 per diluted share on 11,788,000 diluted shares outstanding for Fiscal 2007, as compared to net income of $5.7 million or $0.57 per diluted share on 10,295,000 shares for Fiscal 2006. The increase in net income resulted primarily from sales increases, gross margin expansion of 130 basis points and 40 basis points of SG&A leverage and the recognition of $2.9 million of tax benefits related to the reduction of valuation allowances on certain deferred tax assets. Included in SG&A for Fiscal 2007 was $193,000 in non-cash compensation expense, which compares to non-cash compensation income of $557,000 in Fiscal 2006. Included in SG&A for Fiscal 2006 were merger costs of $830,000. There were no merger costs incurred in Fiscal 2007.

Inventory totaled $158.8 million at March 31, 2007, as compared to $147.0 million at March 25, 2006. The 8% increase is primarily attributable to the Company’s internalization strategies which result in higher levels of inventory in retail stores and our factories as more products are made internally, additional inventory related to the opening of a new store in Florida during Fiscal 2007, and the decision to maintain higher levels of core inventory items in timepieces and bridal jewelry.

Guidance

The Company is introducing net sales and earnings guidance for the full year Fiscal 2008. Fiscal 2008 is comprised of 52 weeks while Fiscal 2007 included 53 weeks. There was one extra week included in our first fiscal quarter of Fiscal 2007. The Company currently expects Fiscal 2008 net sales to increase in the mid single digit range. Gross margins are projected to continue to expand, albeit at a more modest rate than in Fiscal 2007. Earnings before taxes are projected to grow in the high single digit range given the increased investment of $2 to $3 million in marketing expenses projected for Fiscal 2008, our implementation of certain store-level and management incentive programs aimed at improving profit growth and increasing shareholder value over the long term, and one less selling week in the current fiscal year compared to Fiscal 2007. Capital expenditures are projected between $11 and $13 million, inclusive of $2 million for two new stores.

The luxury retail market continues to be very competitive and could negatively impact our results. In addition, factors such as: rising interest rates, tourism and mall traffic, the impact of changes in the real estate markets, (especially in the state of Florida), the equity markets, the general level of consumer confidence, and commodity prices may have an important influence on the realization of the Company’s sales and net income plans for Fiscal 2008. Actual results could differ materially from our projections.

Conference Call Information

A conference call to discuss Fourth Quarter and Fiscal 2007 results is scheduled for today, June 13, 2007 at 10:00 a.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-800-936-9754 approximately ten minutes prior to the start of the call. All other international callers please dial 1-973-935-2048 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on June 20, 2007 and can be accessed by dialing 1-877- 519-4471 and entering pin number 8868850.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of May 31, 2007, the Company operated 38 stores (Birks Brand) across most major metropolitan markets in Canada and 29 stores (Mayors Brand) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations for continued sales growth, success of the Company’s merchandising, marketing and retail initiatives, continued growth in net income, earnings and improvement in gross margins, and the net sales, gross margins, capital expenditures and earnings guidance for Fiscal 2008. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to, rising interest rates, the impact of hurricanes on our business in the U.S., tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets, consumer confidence, increases in commodity prices, the Company’s ability to maintain sales growth throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth in net income, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 19, 2006 and subsequent filings with the Securities and Exchange Commission, including the Company’s Annual Report of Form 20-F for 2007. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Fifty-three Weeks Ended March 31, 2007	Fifty-two Weeks Ended March 25, 2006
Net sales	$294,282	$275,401
Cost of sales	152,002	145,887

Gross profit	142,280	129,514

Selling, general and administrative expenses	115,457	109,211
Depreciation and amortization	6,438	5,621

Total operating expenses	121,895	114,832

Operating income	20,385	14,682

Interest and other financial costs	10,078	8,930

Income before income taxes	10,307	5,752
Income taxes	(2,816)	40

Net income	$13,123	$5,712

Weighted average shares outstanding:
Basic	11,213	8,701
Diluted	11,788	10,295

Earnings per share:
Basic	$1.17	$0.66
Diluted	$1.11	$0.57

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Thirteen Weeks Ended March 31, 2007	Thirteen Weeks Ended March 25, 2006
Net sales	$55,370	$56,315
Cost of sales	29,929	31,311

Gross profit	25,441	25,004

Selling, general and administrative expenses	26,330	26,997
Depreciation and amortization	1,470	1,630

Total operating expenses	27,800	28,627

Operating loss	(2,359)	(3,623)

Interest and other financial costs	2,531	2,176

Loss before income taxes	(4,890)	(5,799)
Income taxes	(2,971)	—

Net loss	$(1,919)	$(5,799)

Weighted average shares outstanding:
Basic and Diluted	11,225	11,208

Loss per share:
Basic and Diluted	$0.17	$0.52

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	March 31, 2007	March 25, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$2,976	$1,838
Accounts receivable	13,240	12,395
Inventories	158,784	147,039
Other current assets	6,118	3,531

Total current assets	181,118	164,803

Property and equipment	34,964	32,653
Goodwill and other intangible assets	28,771	30,169
Other assets	7,663	1,864

Total non-current assets	71,398	64,686

Total assets	$252,516	$229,489

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank indebtedness	$109,187	$88,107
Accounts payable	28,354	39,109
Accrued liabilities	11,921	12,549
Current portion of long-term debt	1,685	1,316

Total current liabilities	151,147	141,081

Long-term debt	16,217	16,971
Other long-term liabilities	3,655	4,070

Total long-term liabilities	19,872	21,041

Stockholders’ Equity:
Common stock	60,569	60,446
Additional paid-in capital	15,652	16,053
Retained earnings (accumulated deficit)	6,177	(8,048)
Accumulated other comprehensive loss	(901)	(1,084)

Total stockholders’ equity	81,497	67,367

Total liabilities and stockholders’ equity	$252,516	$229,489